Exhibit 12.1

VISA INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended September 30,
(in millions, except for ratios)	2014	2013	2012	2011	2010
Earnings:
Income before income taxes including non-controlling interest(1)	$7,724	$7,257	$2,207	$5,656	$4,638
Fixed charges	8	4	(29)	32	72
Other adjustments	1	4	7	4	8
Total earnings	$7,733	$7,265	$2,185	$5,692	$4,718
Fixed charges:
Interest expense(2)	$8	$4	$(29)	$32	$72
Total fixed charges	$8	$4	$(29)	$32	$72

Ratio of earnings to fixed charges(3)	926.6	1,880.7	(75.9)	175.5	65.5

(1)
During fiscal 2014 and 2012, we recorded litigation provisions of $450 million and $4.1 billion, respectively, and related tax benefits, associated with the interchange multidistrict litigation, which is covered by the retrospective responsibility plan. See Note 3—Retrospective Responsibility Plan and Note 20—Legal Matters to our consolidated financial statements of this report.

(2)
Interest expense for the five years presented primarily consists of accretion on litigation matters, interest expense related to uncertain tax positions and interest expense on outstanding debt. Interest expense related to uncertain tax positions for the years ended September 30, 2014, 2013, 2012, 2011 and 2010 was $10 million, $9 million, $(45) million, $7 million and $37 million, respectively. During fiscal 2012, we reversed all previously recorded tax reserves and accrued interest associated with uncertainties related to the deductibility of covered litigation expense recorded in fiscal 2007 through fiscal 2011. See Overview in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations of this report.

(3)	Figures in the table may not recalculate exactly due to rounding. Earnings to fixed charges ratios are calculated based on unrounded numbers.